Exhibit 99.3
Rio Tinto plc
2 Eastbourne Terrace
London W2 6LG
United Kingdom
T +44 (0) 20 7781 2000
F +44 (0) 20 7781 1800
Press release
Completion of dispatch of Bidder’s Statement
13 January 2011
Rio Tinto has today completed the dispatch of its Bidder’s Statement and offers in relation to the takeover bid by Rio Tinto Jersey Holdings 2010 Limited (RTJ) for all the ordinary shares in Riversdale Mining Limited (Riversdale).
A copy of the notice of dispatch was sent to the Australian Securities Exchange and is available at www.riotinto.com.
About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
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Media Relations, EMEA / Americas	Media Relations, Australia / Asia

Illtud Harri	David Luff
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Tony Shaffer	Karen Halbert
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Bryan Tucker
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Investor Relations, London	Investor Relations, Australia

Mark Shannon	Dave Skinner
Office: +44 (0) 20 7781 1178	Office: +61 (0) 3 9283 3628
Mobile: +44 (0) 7917 576597	Mobile: +61 (0) 408 335 309

David Ovington	Simon Ellinor
Office: +44 (0) 20 7781 2051	Office: +61 (0) 7 3361 4365
Mobile: +44 (0) 7920 010 978	Mobile: +61 (0) 439 102 811

Christopher Maitland
Office: +61 (0) 3 9283 3063
Mobile: +61 (0) 459 800 131

Investor Relations, North America

Jason Combes
Office: +1 (0) 801 204 2919
Mobile: +1 (0) 801 558 2645
Website: www.riotinto.com
Email: media.enquiries@riotinto.com / enquiries.mediaaustralia@riotinto.com
High resolution photographs and media pack available at: http://www.riotinto.com/media

Corporations Act 2001 (Cth)
Section 633(1) items 7, 8 & 9
NOTICE THAT BIDDER’S STATEMENT AND OFFERS HAVE BEEN SENT

To:	1.	Riversdale Mining Limited (ABN 53 006 031 161) (Riversdale)

	2.	ASX Limited (ABN 98 008 624 691)

	3.	Australian Securities and Investments Commission
Rio Tinto Jersey Holdings 2010 Limited (ARBN 148 135 844) (a company incorporated in Jersey) (RTJ) gives notice that its bidder’s statement dated 10 January 2011 and the offers made under its off-market takeover bid for all of the ordinary shares in Riversdale have been sent as required by item 6 of section 633(1) of the Corporations Act 2001 (Cth) (Act).
The offers are dated 11 January 2011.
A copy of the acceptance forms that accompanied the bidder’s statement and offer is included with, and forms part of, this notice in accordance with section 633(6) of the Act.
Dated 13 January 2011
Signed for and on behalf of Rio Tinto Jersey Holdings 2010 Limited
Stephen Consedine
Company secretary
Rio Tinto Services Limited (local agent of RTJ)